Exhibit (a)(1)

8285 El Rio, Suite 150

Houston, TX 77054

Phone 832.236.9060

NUO THERAPEUTICS RESPONDS TO MINI-TENDER OFFER

Houston, TX – February 4, 2022 – Nuo Therapeutics, Inc. (“Nuo” or the “Company”) announced that it is aware of an unsolicited “mini-tender” offer by Alternative Liquidity Index, LP to purchase up to 1,820,000 shares of Nuo common stock, approximately 4.9% of the outstanding shares, at $0.01 per share.

Nuo is not associated with Alternative Liquidity Index, LP or its mini-tender offer.

The U.S. Securities and Exchange Commission (the “SEC”) has cautioned investors about mini-tender offers, which are not subject to many of the disclosure and procedural requirements of SEC rules that are designed to protect investors. The SEC has published investor tips regarding mini-tender offers on its website at: http://www.sec.gov/investor/pubs/minitend.htm.

Nuo expresses no opinion and is remaining neutral toward the mini-tender offer. This position is primarily because trading in shares of Nuo common stock is limited due to the lack of current and publicly available information about the Company. As a result, there is no reliable indicator of the fair value of shares of Nuo common stock.

Shares of Nuo common stock are eligible only for unsolicited quotes on the “Expert Market” of the OTC Markets Group. Quotations in Expert Market securities are restricted from public viewing. This designation by the OTC Markets Group severely limits the number of investors and effectively prevents the development of an active trading market in shares of Nuo common stock.

Nuo believes that stockholders should carefully consider the following information, among other factors, in making their own decisions of whether to accept or reject the mini-tender offer:

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The mini-tender offer price of $0.01 per share is materially lower than the warrant exercise price of $0.20 per share paid in December 2021 by stockholders, including the Chief Executive and Financial Officer, a director, and a greater-than-10% stockholder of Nuo. By comparison, the mini-tender offer price of $0.01 per share is 2000% below that recent $0.20 per share warrant exercise price.

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A stockholder could conclude simply that a “penny” offering price per share represents the lowest denomination of currency possible. The mini-tender offer does not describe in detail how the price was established. No appraisal was obtained and no independent third party performed any analysis to support the $0.01 price.

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Although Nuo is not current in its reporting obligations with the SEC, Nuo intends to file financial and other information for the fiscal years ended December 31, 2019, 2020, and 2021. If Nuo is able to do so, shares of Nuo common stock may qualify for trading on a regular and publicly accessible market of the OTC Markets Group and at a price higher than $0.01 per share. However, there can be no assurance that Nuo will be able to become current in its reporting or that an active trading market will develop.

Nuo today has filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the SEC in response to the mini-tender offer by Alternative Liquidity Index, LP.

Important Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. The Company has filed a Schedule 14D-9 with the SEC. Before making any investment decision, stockholders are urged to read the Schedule 14D-9, and any other relevant documents filed or to be filed with the SEC carefully and in their entirety because they contain important information. These materials (and all other tender offer documents filed with the SEC) are available free of charge from the SEC through its website at www.sec.gov.

About Nuo Therapeutics

Nuo Therapeutics, Inc. is a biomedical company offering biodynamic therapies for chronic wound care. The Company’s Aurix System is a biodynamic hematogel that harnesses a patient’s innate regenerative abilities for the management of a variety of wounds.

Cautionary Note Regarding Forward-Looking Statements

This press release may include certain forward-looking statements with respect to the mini-tender offer and the Company’s plans for regaining compliance with its reporting under Securities Exchange Act of 1934, as amended. These forward looking statements may generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Forward looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward- looking statements. The reader is cautioned not to unduly rely on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.